Contact

www.linkedin.com/in/jack-langberg
(LinkedIn)

Top Skills

Microsoft Office
Microsoft Excel
Leadership

Jack Langberg

Co-Founder @ DNA Chat | Building Mendly
New York, New York, United States

Summary

Co-founder of DNA Chat, building Mendly. Fixing genetic misdiagnosis. My grandmother died of colon cancer after six months of being told it was something else. Now I build the tools that give doctors genetic context before they have to guess.

Experience

DNA.chat

Co-Founder
June 2023 - Present (2 years 9 months)

Building Mendly, a platform for doctors that allows patients to leverage their DNA in every doctor's appointment.

the melon

Software Engineer
July 2022 - June 2023 (1 year)
Boston, Massachusetts, United States

Building infrastructure to enable fee-less transactions in crypto.

Foundry, a Digital Currency Group Company

Staking Engineer
May 2021 - June 2022 (1 year 2 months)

Built Helium staking architecture

Education

New York University

Bachelor's degree, Mathematics and Computer Science